UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41965

Semilux International Ltd.

(Registrant’s Name)

4F., No. 32, Keya Rd., Daya Dist.

Central Taiwan Science Park

Taichung City 42881

Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Receipt of Nasdaq Staff Determination Letter and Intention to Request Hearing

On May 19, 2026, Semilux International Ltd. (the “Company”) received a Staff Determination Letter (the “Staff Determination Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") dated May 15, 2026, notifying the Company that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market unless the Company timely requests a hearing before the Nasdaq Hearings Panel.

As previously disclosed, on November 10, 2025, Nasdaq notified the Company that the bid price of the Company’s listed securities had closed below $1.00 per share for 30 consecutive business days and, as a result, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). The Company was provided 180 calendar days, or until May 11, 2026, to regain compliance with the rule.

According to the Staff Determination Letter, the Company did not regain compliance with Nasdaq Listing Rule 5550(a)(2) by May 11, 2026 and is not eligible for a second 180-day compliance period because the Company does not currently satisfy the $5,000,000 minimum stockholders’ equity initial listing requirement for The Nasdaq Capital Market. Nasdaq also stated that the Company has not filed its Form 20-F for the fiscal year ended December 31, 2025, which serves as an additional basis for delisting.

Nasdaq indicated that, unless the Company requests an appeal of the delisting determination, the Company’s securities will be scheduled for delisting from The Nasdaq Capital Market and will be suspended at the opening of business on May 26, 2026. Nasdaq will file a Form 25-NSE with the U.S. Securities and Exchange Commission.

The Company intends to timely request a hearing before the Nasdaq Hearings Panel (the “Panel”) and to request an extended stay of any suspension pending the hearing and the Panel’s determination. There can be no assurance that the Panel will grant the Company’s request for a continued stay or that the Company will be able to regain compliance with all applicable Nasdaq listing requirements within any exception period that may be granted by the Panel.

The Company is actively working to address the matters identified by Nasdaq, including matters relating to bid price compliance, stockholders’ equity compliance, and the filing of its Form 20-F for the fiscal year ended December 31, 2025. The Company intends to provide Nasdaq with a compliance plan in connection with the hearing process.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semilux International Ltd.

Date: May 22, 2026	By:	/s/ Yung-Peng Chang
	Name:	Yung-Peng Chang
	Title:	Chief Executive Officer

2